UNITED STATES

            SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


   (Check One)     X  Form 10-K     Form 20-F      Form 11-K     Form 10-Q
   N-SAR

                         For Period Ended: June 30, 1996
                       [X] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
 For the Transition Period Ended: _____________________________________________




     Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

          _____________________________________________________________________

          PART I - REGISTRANT INFORMATION

          _____________________________________________________________________
          Full Name of Registrant
                                        W W CAPITAL CORPORATION
          _____________________________________________________________________
          Former Name if Applicable

          _____________________________________________________________________
          Address of Principal Executive Office (Street and Number)
                          11990 Grant Street, Suite 400, Northglenn, CO  80233
          _____________________________________________________________________
          PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be complected. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Proper information was not available for a timely filing. This has caused a delay in the completion of the subsidiaries financial statements for W-W
Manufacturing Co., Inc. and Eagle Enterprises, Inc. Therefore, the Form 10-K could not have been timely filed without unreasonable effort or expense.

          (Attach Extra Sheets if Needed)

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Robert W. Claar       (303)       452-5000
 _______________________________ _____________ ________________________________
                    (Name)        (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s)

                                Yes  X    No __

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 Yes  X   No __

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


______________________________________________________________________________
                              W W CAPITAL CORPORATION
       ____________________________________________________________________
                   (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

             September 25, 1996
Date_______________________________________      By  _________________________

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION



     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                               GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be competed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commissions files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





                          W W Capital Corporation
                                Form 12b-25


Part IV - Other Information (3)

     Net sales for the year ended June 30, 1996, declined by $1,051,227 as compared to the year ended June 30, 1995. This decrease is due to lower sales in the livestock handling segment of the Company due to lower cattle prices.

     It is estimated the Company will incur a net loss of approximately $750,000 for the year ended June 30, 1996 as compared to a net loss of $406,987 in 1995. The increase in the loss is directly related to the livestock equipment handling segment which has lower sales, increase in selling expenses and costs incurred in the start up of a new product line in the livestock handling equipment segment.